UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

September 3, 2014

Trulia, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35650	20-2958261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

116 New Montgomery Street, Suite 300

San Francisco, California 94105

(Address of principal executive offices, including zip code)

(415) 648-4358

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On September 3, 2014, in connection with the Federal Trade Commission’s (the “FTC”) review of the pending acquisition of Trulia, Inc., a Delaware corporation (“Trulia”), by Zillow, Inc., a Washington corporation (“Zillow”), which will result in both Trulia and Zillow becoming wholly owned subsidiaries of Zebra Holdco, Inc. (“HoldCo”) (the “Merger”), Trulia received a request for additional information and documentary material (the “Second Request”) from the FTC. Issuance of the Second Request extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 until 30 days after Trulia and Zillow have substantially complied with the Second Request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the FTC. Trulia and Zillow are gathering information to respond promptly to the Second Request and intend to cooperate with the FTC.

On September 3, 2014, Trulia and Zillow issued a joint press release announcing that they each had received a Second Request from the FTC. A copy of the joint press release is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

99.1	Joint Press Release, dated September 3, 2014.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Trulia’s expectations, strategy, plans or intentions. Trulia’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the ability of the parties to consummate the proposed Merger and satisfaction of closing conditions precedent to the consummation of the proposed Merger, including obtaining necessary regulatory approvals.

The forward-looking statements contained in this filing are also subject to other risks and uncertainties, including those more fully described in Trulia’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, as amended on May 23, 2014, and its Quarterly Report on 10-Q for the quarterly period ended June 30, 2014, and those that will be discussed in the Registration Statement on Form S-4 to be filed by HoldCo with the SEC at a future date. The forward-looking statements in this filing are based on information available to Trulia as of the date hereof, and Trulia disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia expect to file a joint proxy statement/prospectus with the SEC, and Zebra Holdco, Inc. expects to file with the SEC a registration statement on Form S-4. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when they become available) and other documents filed by Zillow and Trulia at the SEC’s website at www.sec.gov. Copies of the documents filed by Zillow with the SEC will be available free of charge on Zillow’s website at www.zillow.com or by contacting Zillow Investor Relations at (206) 470-7137. Copies of the documents filed by Trulia with the SEC will be available free of charge on Trulia’s website at www.trulia.com or by contacting Trulia Investor Relations at (415) 400-7238.

Certain Information Regarding Participants

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Zillow’s executive officers and directors in Zillow’s definitive proxy statement filed with the SEC on April 17, 2014. You can find information about Trulia’s executive officers and directors in Trulia’s definitive proxy statement filed with the SEC on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available). These documents can be obtained free of charge from Zillow or Trulia using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRULIA, INC.

By:	/s/ Scott Darling
Scott Darling
Vice President and General Counsel

Date: September 3, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated September 3, 2014.